FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
     For the month of October, 2006
CANON INC.
(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____

SIGNATURES
CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date October 26, 2006	By	/s/ Hiroshi Kawashimo

(Signature)*
Hiroshi Kawashimo
General Manager, Finance Division
Canon Inc.

*	Print the name and title of the signing officer under his signature.
The following material is included.
1.Consolidated Results For The Third Quarter And The Nine Months Ended September 30, 2006

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND
THE NINE MONTHS ENDED SEPTEMBER 30, 2006
October 26, 2006
CONSOLIDATED RESULTS FOR THE THIRD QUARTER
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2006	September 30, 2005	Change(%)		September 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥987,969	¥878,503	+	12.5	$8,372,619
Operating profit	172,686	143,565	+	20.3	1,463,441
Income before income taxes and minority interests	180,326	155,312	+	16.1	1,528,186
Net income	¥115,587	¥100,617	+	14.9	$979,551

Net income per share:
- Basic	¥86.80	¥75.60	+	14.8	$0.74
- Diluted	86.78	75.54	+	14.9	0.74

CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Nine months	Nine months			Nine months	Year ending
	ended	ended			ended	December 31,
	September 30, 2006	September 30, 2005	Change(%)		September 30, 2006	2006	Change(%)
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥2,940,224	¥2,634,343	+	11.6	$24,917,153	¥4,140,000	+	10.3
Operating profit	511,163	413,754	+	23.5	4,331,890	691,000	+	18.5
Income before income taxes and minority interests	521,371	439,045	+	18.8	4,418,398	700,000	+	14.4
Net income	¥329,761	¥275,885	+	19.5	$2,794,585	¥440,000	+	14.6

Net income per share:
- Basic	¥247.66	¥207.34	+	19.4	$2.10	¥330.43	+	14.5
- Diluted	247.57	207.12	+	19.5	2.10	—		—

	Actual
	As of	As of			As of
	September 30, 2006	December 31, 2005	Change(%)		September 30, 2006
	(Unaudited)				(Unaudited)
Total assets	¥4,239,166	¥4,043,553	+	4.8	$35,925,136

Stockholders’ equity	¥2,853,200	¥2,604,682	+	9.5	$24,179,661

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

	2.	U.S. dollar amounts are translated from yen at the rate of JPY118=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 29, 2006, solely for the convenience of the reader.

	3.	Based on the resolution of Board of Director’s meeting held on May 11, 2006, Canon has made a three-for-two stock split on July 1, 2006, for shareholders recorded in the shareholders’ register as of June 30, 2006. The basic net income per share, diluted net income per share, and projected net income per share has been calculated based on the number of outstanding shares following the implementation of the stock split. The per share information for the prior periods has been restated.

Canon Inc. Headquarter office	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan Phone: +81-3-3758-2111

Operating Results and Financial Conditions
2006 Third Quarter in Review
Looking back at the global economy in the third quarter of 2006, in the United States, despite signs that the economy slowed down somewhat, domestic demand expanded as crude oil prices and interest rates stabilized, leading to increased private-sector spending and corporate capital investment. In Europe, in addition to gradually expanding domestic demand centered on consumer spending, exports also showed signs of moderate recovery. Within Asia, China maintained a high growth rate while other economies in the region also enjoyed generally favorable performances. In Japan, the economy maintained a trend toward recovery amid increases in capital spending fueled by strong corporate performances, as well as favorable employment conditions.
As for the markets in which the Canon Group operates, within the camera segment demand for digital single-lens reflex (SLR) cameras and compact digital cameras continued to realize healthy growth during the term. Within the office imaging product market, demand for network digital multifunction devices (MFDs) remained solid amid the shift toward color. As for computer peripherals, including printers, while demand within the laser beam printer market grew for color models, and shifted rapidly within the inkjet printer market from single-function to multifunction models, the segment suffered amid severe price competition. In the optical equipment segment, although the market for projection aligners, which are used to produce liquid crystal display (LCD) panels, declined due to restrained investment by LCD manufacturers, the market for steppers, used in the production of semiconductors, indicated a trend toward moderate recovery. The average value of the yen for the third quarter was ¥116.29 to the U.S. dollar and ¥148.19 to the euro, representing year-on-year decreases of about 5% against the U.S. dollar, and 9% against the euro.
Amid these conditions, Canon’s consolidated net sales for the third quarter increased by 12.5% from the year-ago period to ¥988.0 billion (U.S.$8,373 million), boosted by a solid rise in sales of digital cameras and laser beam printers, along with the positive effects of the depreciation of the yen. The gross profit ratio improved 0.5 points year on year to reach 49.4%. The improved gross profit ratio was mainly the result of such factors as the in-house manufacturing of key components and key devices, cost-reduction efforts realized through ongoing production-reform and procurement-reform activities, and favorable sales of new high value-added products, which absorbed the negative effects of severe price competition in the consumer product market. Owing to the increase in sales and improved gross profit ratio, gross profit in the third quarter increased by 13.5% to ¥488.0 billion (U.S.$4,136 million). As for operating expenses, while third quarter R&D expenditures grew by ¥5.7 billion (U.S.$48 million) from the year-ago period to ¥70.7 billion (U.S.$599 million), the operating expense to net sales ratio improved 0.7 points year on year. This was achieved by limiting growth in selling, general and administrative expenses at the same basic level as for the corresponding period of last year, with the exception of a temporary increase in expenses related to the relocation of operation bases. Consequently, operating profit in the third quarter totaled ¥172.7 billion (U.S.$1,463 million), a year-on-year increase of 20.3%, and the operating profit ratio improved 1.2 points year on year to reach 17.5%. Other income (deductions) declined ¥4.1 billion (U.S.$35 million) due to a decrease in gains on sales of securities although interest income grew in line with the rise in the interest rate. Income before income taxes and minority interests in the third quarter totaled ¥180.3 billion (U.S.$1,528 million), a year-on-year increase of 16.1%, while third-quarter net income totaled ¥115.6 billion (U.S.$980 million), a year-on-year increase of 14.9%, representing all-time highs for both items on a quarterly basis.
Basic net income per share for the third quarter was ¥86.80 (U.S.$0.74), a year-on-year increase of ¥11.20 (U.S.$0.09). (Note: The basic net income per share calculation is based on the number of outstanding shares following the implementation of the stock split executed on July 1, 2006.)

Results by Product Segment
In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, continued to shift toward color models in the overseas market, as well as in the domestic Japanese market. Amid these conditions, in addition to low growth for color network digital MFDs due to a delay in launching new models, sales of monochrome network digital MFDs declined as demand shifted toward color models. Overall, sales of office imaging products for the third quarter dipped slightly, decreasing 1.9% year on year. In the field of computer peripherals, sales of laser beam printers were strong for color models and low-end monochrome models, while sales of consumables also recorded healthy growth, resulting in a year-on-year sales increase of 17.6%. As for inkjet printers, despite a decline in the unit sales of single-function models and severe price competition in the market, sales in value terms increased by 10.0% thanks to such factors as a significant increase in unit sales of multifunction models, such as the mid-level PIXMA MP500 and overseas new entry-level-model PIXMA MP160, as well as favorable sales growth for consumables. As a result, sales of computer peripherals for the third quarter increased 15.3% year on year. Within the field of business information products, demand for document scanners grew moderately, contributing to a sales increase of 3.2%. Collectively, sales of business machines for the third quarter totaled ¥639.5 billion (U.S.$5,419 million), a year-on-year increase of 6.9%. Operating profit for the business machines segment totaled ¥139.1 billion (U.S.$1,179 million) for the third quarter, an increase of 5.1% year on year, supported by such factors as an improvement in the expense ratio and an increase in gross profit accompanying the growth in sales.
In the camera segment, among digital SLR cameras, the new model EOS DIGITAL REBEL XTi has been well received while sales of interchangeable lenses increased significantly. Sales of compact-model digital cameras also continued to expand steadily, with healthy demand for the PowerShot SD700 IS, PowerShot SD630, and PowerShot SD600 models launched in the first half. Accordingly, unit sales of digital cameras for the third quarter expanded nearly 30% compared with the year-ago period. In the field of digital video camcorders, newly introduced HDV models for consumer use delivered strong performances, as did Mini DV and DVD models. As a result, camera sales overall for the third quarter increased by 15.7% from the year-ago period to ¥235.1 billion (U.S.$1,993 million). The gross profit ratio for the camera segment also rose substantially, boosted by such factors as favorable sales of high value-added products, along with the in-house manufacturing of key components and key devices and cost-reduction efforts realized through production-reform and procurement-reform activities. As a result, operating profit in the camera segment for the third quarter increased by 38.1% year on year to ¥67.4 billion (U.S.$571 million).
In the optical and other products segment, sales of optical products overall grew as steppers, used in the production of semiconductors, enjoyed steady demand. As for the other products included in the segment, the subsidiaries that were acquired last year contributed to significant sales growth. As a result, third quarter sales for the optical and other products segment totaled ¥113.3 billion (U.S.$960 million), a year-on-year increase of 46.9%. Operating profit for the segment for the third quarter grew by 55.6% year on year to ¥14.4 billion (U.S.$122 million), boosted by the increase in gross profit accompanying the increase in sales.
Cash Flow
In the nine months ended September 30, 2006, Canon generated cash flow from operating activities of ¥459.8 billion (U.S.$3,896 million), a year-on-year increase of ¥91.1 billion (U.S.$772 million), reflecting the substantial growth in sales and increased cash proceeds from sales, combined with a significant increase in net income. Capital expenditures totaled ¥318.8 billion (U.S.$2,702 million), which were used mainly to expand production capabilities in both domestic and overseas regions, as well as to bolster the company’s R&D-related infrastructure. Cash flow from investing activities totaled ¥328.3 billion (U.S.$2,782 million). As a result, free cash flow totaled ¥131.5 billion (U.S.$1,114 million), an improvement of ¥51.2 billion (U.S.$433 million) from the year-ago period.
Cash flow from financing activities recorded an outlay of ¥105.9 billion (U.S.$897 million), mainly resulting from the dividend payout of ¥104.3 billion (U.S.$884 million), an increase of ¥40.0 billion (U.S.$339 million) compared with the previous year. Consequently, cash and cash equivalents remained at a high level, totaling ¥1,024.5 billion (U.S.$8,682 million), an increase of ¥19.5 billion (U.S.$166 million) from the end of the previous year.

Outlook
As for the outlook for the global economy in the fourth quarter, although there are concerns over such issues as currency exchange rates, interest rates in major countries, and pricing of raw materials, as well as rising tensions in the Korean Peninsula, crude oil prices appear to have stabilized for the time being and the global economy is expected to continue recording favorable growth.
In the businesses in which Canon is involved, demand for digital cameras is expected to continue enjoying robust growth in Japan and overseas markets. As for network digital MFDs and laser beam printers, while demand is projected to shift toward full-color models, severe price competition and shifting demand toward lower-priced models are expected to continue. In the market for projection aligners used in the production of LCD panels, demand is expected to be weak as the industry remains in an adjustment phase. Demand for steppers, however, indicates a trend toward moderate recovery, supported by increased investment by chip manufacturers.
In light of the latest business performance, the company has revised its forecasts for the 2006 fiscal year and now anticipates consolidated net sales of ¥4,140.0 billion (U.S.$35,085 million) while maintaining its forecasts for consolidated income before income taxes and minority interests of ¥700.0 billion (U.S.$5,932 million), and consolidated net income of ¥440.0 billion (U.S.$3,729 million). As for non-consolidated forecasts, the company has revised its projections for non-consolidated net sales to ¥2,722.0 billion (U.S.$23,068 million), non-consolidated ordinary profit to ¥510.0 billion (U.S.$4,322 million), and non-consolidated net income to ¥325.0 billion (U.S.$2,754 million). These forecasts assume currency exchange rates of ¥115 to the U.S. dollar and ¥148 to the euro, representing an approximately 2% appreciation of the yen against the U.S. dollar, and an approximately 6% depreciation of the yen against the euro compared with the previous year.

Consolidated Outlook
Fiscal year

	Millions of yen
	Year ending			Year ended
	December 31, 2006		Change	December 31, 2005	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B-C) / C
Net sales	¥4,130,000	¥4,140,000	¥10,000	¥3,754,191	+	10.3%
Income before income taxes and minority interests	700,000	700,000	—	612,004	+	14.4%
Net income	440,000	440,000	—	384,096	+	14.6%

Non-consolidated Outlook
Fiscal year

	Millions of yen
	Year ending			Year ended
	December 31, 2006		Change	December 31, 2005	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B-C) / C
Net sales	¥2,700,000	¥2,722,000	¥22,000	¥2,481,481	+	9.7%
Ordinary profit	500,000	510,000	10,000	440,711	+	15.7%
Net income	316,000	325,000	9,000	289,294	+	12.3%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
1. CONSOLIDATED STATEMENTS OF INCOME
     Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2006	September 30, 2005	Change(%)		September 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥987,969	¥878,503	+	12.5	$8,372,619
Cost of sales	499,928	448,651			4,236,678

Gross profit	488,041	429,852	+	13.5	4,135,941
Selling, general and administrative expenses	244,663	221,273			2,073,415
Research and development expenses	70,692	65,014			599,085

	315,355	286,287			2,672,500

Operating profit	172,686	143,565	+	20.3	1,463,441
Other income (deductions):
Interest and dividend income	7,299	3,573			61,856
Interest expense	(560)	(369)			(4,746)
Other, net	901	8,543			7,635

	7,640	11,747			64,745

Income before income taxes and minority interests	180,326	155,312	+	16.1	1,528,186
Income taxes	61,031	51,276			517,211

Income before minority interests	119,295	104,036			1,010,975
Minority interests	3,708	3,419			31,424

Net income	¥115,587	¥100,617	+	14.9	$979,551

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for the three months ended September 30, 2006 and 2005 were JPY135,362 million (U.S.$1,147,136 thousand) and JPY112,928 million, respectively.
Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
	September 30, 2006	September 30, 2005	Change(%)		September 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥2,940,224	¥2,634,343	+	11.6	$24,917,153
Cost of sales	1,473,470	1,354,451			12,487,034

Gross profit	1,466,754	1,279,892	+	14.6	12,430,119
Selling, general and administrative expenses	738,372	664,738			6,257,390
Research and development expenses	217,219	201,400			1,840,839

	955,591	866,138			8,098,229

Operating profit	511,163	413,754	+	23.5	4,331,890
Other income (deductions):
Interest and dividend income	18,442	9,543			156,288
Interest expense	(1,185)	(1,140)			(10,042)
Other, net	(7,049)	16,888			(59,738)

	10,208	25,291			86,508

Income before income taxes and minority interests	521,371	439,045	+	18.8	4,418,398
Income taxes	179,845	152,544			1,524,110

Income before minority interests	341,526	286,501			2,894,288
Minority interests	11,765	10,616			99,703

Net income	¥329,761	¥275,885	+	19.5	$2,794,585

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains (losses) on securities, change in net gains (losses) on derivative financial instruments and change in minimum pension liability adjustments. Comprehensive income for the nine months ended September 30, 2006 and 2005 were JPY352,837 million (U.S.$2,990,144 thousand) and JPY302,021 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES
Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by product	September 30, 2006	September 30, 2005	Change(%)		September 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥269,983	¥275,337	–	1.9	$2,287,992
Computer peripherals	345,790	299,861	+	15.3	2,930,424
Business information products	23,723	22,987	+	3.2	201,042

	639,496	598,185	+	6.9	5,419,458
Cameras	235,141	203,160	+	15.7	1,992,720
Optical and other products	113,332	77,158	+	46.9	960,441

Total	¥987,969	¥878,503	+	12.5	$8,372,619

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
Sales by region	September 30, 2006	September 30, 2005	Change(%)		September 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥219,251	¥195,320	+	12.3	$1,858,059
Overseas:
Americas	299,811	274,177	+	9.3	2,540,771
Europe	297,762	270,621	+	10.0	2,523,407
Other areas	171,145	138,385	+	23.7	1,450,382

	768,718	683,183	+	12.5	6,514,560

Total	¥987,969	¥878,503	+	12.5	$8,372,619

Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
Sales by product	September 30, 2006	September 30, 2005	Change(%)		September 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥855,420	¥843,136	+	1.5	$7,249,322
Computer peripherals	992,453	877,598	+	13.1	8,410,619
Business information products	78,219	74,482	+	5.0	662,873

	1,926,092	1,795,216	+	7.3	16,322,814
Cameras	695,426	582,312	+	19.4	5,893,441
Optical and other products	318,706	256,815	+	24.1	2,700,898

Total	¥2,940,224	¥2,634,343	+	11.6	$24,917,153

	Millions of yen				Thousands of U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
Sales by region	September 30, 2006	September 30, 2005	Change(%)		September 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥665,549	¥611,438	+	8.8	$5,640,246
Overseas:
Americas	894,284	792,303	+	12.9	7,578,678
Europe	908,705	822,287	+	10.5	7,700,890
Other areas	471,686	408,315	+	15.5	3,997,339

	2,274,675	2,022,905	+	12.4	19,276,907

Total	¥2,940,224	¥2,634,343	+	11.6	$24,917,153

Notes:	1. The primary products included in each of the product segments are as follows:

Business machines:

Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines / etc.

Computer peripherals : Laser beam printers / Single function inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.

Business information products : Computer information systems / Document scanners / Personal information products / etc.

Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.

Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands / Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT
Results for the third quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended			ended
	September 30, 2006	September 30, 2005	Change(%)		September 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥639,496	¥598,185	+	6.9	$5,419,458
Intersegment	—	—		—	—

Total	639,496	598,185	+	6.9	5,419,458

Operating cost and expenses	500,397	465,806	+	7.4	4,240,653

Operating profit	139,099	132,379	+	5.1	1,178,805

Cameras
Net sales:
Unaffiliated customers	¥235,141	¥203,160	+	15.7	$1,992,720
Intersegment	—	—		—	—

Total	235,141	203,160	+	15.7	1,992,720

Operating cost and expenses	167,751	154,365	+	8.7	1,421,618

Operating profit	67,390	48,795	+	38.1	571,102

Optical and other products
Net sales:
Unaffiliated customers	¥113,332	¥77,158	+	46.9	$960,441
Intersegment	49,879	41,721	+	19.6	422,703

Total	163,211	118,879	+	37.3	1,383,144

Operating cost and expenses	148,852	109,651	+	35.8	1,261,458

Operating profit	14,359	9,228	+	55.6	121,686

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(49,879)	(41,721)		—	(422,703)

Total	(49,879)	(41,721)		—	(422,703)

Operating cost and expenses	(1,717)	5,116		—	(14,551)

Operating profit	(48,162)	(46,837)		—	(408,152)

Consolidated
Net sales:
Unaffiliated customers	¥987,969	¥878,503	+	12.5	$8,372,619
Intersegment	—	—		—	—

Total	987,969	878,503	+	12.5	8,372,619

Operating cost and expenses	815,283	734,938	+	10.9	6,909,178

Operating profit	172,686	143,565	+	20.3	1,463,441

Note:	General corporate expenses of JPY48,073 million (U.S.$407,398 thousand) and JPY46,850 million in the three months ended September 30, 2006 and 2005, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
Results for the nine months

					Thousands of
	Millions of yen				U.S. dollars
	Nine months	Nine months			Nine months
	ended	ended			ended
	September 30, 2006	September 30, 2005	Change(%)		September 30, 2006
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥1,926,092	¥1,795,216	+	7.3	$16,322,814
Intersegment	—	—		—	—

Total	1,926,092	1,795,216	+	7.3	16,322,814

Operating cost and expenses	1,492,428	1,403,384	+	6.3	12,647,695

Operating profit	433,664	391,832	+	10.7	3,675,119

Cameras
Net sales:
Unaffiliated customers	¥695,426	¥582,312	+	19.4	$5,893,441
Intersegment	—	—		—	—

Total	695,426	582,312	+	19.4	5,893,441

Operating cost and expenses	519,300	471,663	+	10.1	4,400,848

Operating profit	176,126	110,649	+	59.2	1,492,593

Optical and other products
Net sales:
Unaffiliated customers	¥318,706	¥256,815	+	24.1	$2,700,898
Intersegment	138,585	113,539	+	22.1	1,174,449

Total	457,291	370,354	+	23.5	3,875,347

Operating cost and expenses	419,737	340,087	+	23.4	3,557,093

Operating profit	37,554	30,267	+	24.1	318,254

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(138,585)	(113,539)		—	(1,174,449)

Total	(138,585)	(113,539)		—	(1,174,449)

Operating cost and expenses	(2,404)	5,455		—	(20,373)

Operating profit	(136,181)	(118,994)		—	(1,154,076)

Consolidated
Net sales:
Unaffiliated customers	¥2,940,224	¥2,634,343	+	11.6	$24,917,153
Intersegment	—	—		—	—

Total	2,940,224	2,634,343	+	11.6	24,917,153

Operating cost and expenses	2,429,061	2,220,589	+	9.4	20,585,263

Operating profit	511,163	413,754	+	23.5	4,331,890

Note:	General corporate expenses of JPY136,004 million (U.S.$1,152,576 thousand) and JPY119,010 million in the nine months ended September 30, 2006 and 2005, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4.  CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars
	As of	As of		As of
	September 30,	December 31,		September 30,
	2006	2005	Change	2006
	(Unaudited)			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥1,024,488	¥1,004,953	¥19,535	$8,682,102
Marketable securities	10,297	172	10,125	87,263
Trade receivables, net	656,481	689,427	(32,946)	5,563,398
Inventories	580,638	510,195	70,443	4,920,661
Prepaid expenses and other current assets	282,385	253,822	28,563	2,393,093

Total current assets	2,554,289	2,458,569	95,720	21,646,517
Noncurrent receivables	14,594	14,122	472	123,678
Investments	105,014	104,486	528	889,949
Property, plant and equipment, net	1,240,075	1,148,821	91,254	10,509,110
Other assets	325,194	317,555	7,639	2,755,882

Total assets	¥4,239,166	¥4,043,553	¥195,613	$35,925,136

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥13,896	¥5,059	¥8,837	$117,763
Trade payables	485,819	505,126	(19,307)	4,117,110
Income taxes	74,504	110,844	(36,340)	631,390
Accrued expenses	261,887	248,205	13,682	2,219,381
Other current liabilities	207,228	209,394	(2,166)	1,756,170

Total current liabilities	1,043,334	1,078,628	(35,294)	8,841,814
Long-term debt, excluding current installments	15,457	27,082	(11,625)	130,992
Accrued pension and severance cost	63,128	80,430	(17,302)	534,983
Other noncurrent liabilities	48,517	52,395	(3,878)	411,160

Total liabilities	1,170,436	1,238,535	(68,099)	9,918,949

Minority interests	215,530	200,336	15,194	1,826,526
Stockholders’ equity:
Common stock	174,560	174,438	122	1,479,322
Additional paid-in capital	403,392	403,246	146	3,418,576
Legal reserve	43,300	42,331	969	366,949
Retained earnings	2,242,783	2,018,289	224,494	19,006,636
Accumulated other comprehensive income (loss)	(5,136)	(28,212)	23,076	(43,525)
Treasury stock	(5,699)	(5,410)	(289)	(48,297)

Total stockholders’ equity	2,853,200	2,604,682	248,518	24,179,661

Total liabilities and stockholders’ equity	¥4,239,166	¥4,043,553	¥195,613	$35,925,136

			Thousands of
	Millions of yen		U.S. dollars
	As of	As of	As of
	September 30,	December 31,	September 30,
	2006	2005	2006
	(Unaudited)		(Unaudited)
Allowance for doubtful receivables	¥13,714	¥11,728	$116,220
Accumulated depreciation	1,361,129	1,272,163	11,534,992
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(2,640)	(25,772)	(22,373)
Net unrealized gains and losses on securities	6,609	6,073	56,008
Net gains and losses on derivative instruments	(2,037)	(1,174)	(17,263)
Minimum pension liability adjustments	(7,068)	(7,339)	(59,897)

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Millions of yen

					Accumulated
					other		Total
	Common	Additional		Retained	comprehensive	Treasury	stockholders'
	Stock	paid-in capital	Legal reserve	earnings	income (loss)	stock	equity
Balance at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥(28,212)	¥(5,410)	¥2,604,682

Conversion of convertible debt and other	122	136					258
Capital transaction by consolidated subsidiaries		10					10
Cash dividends				(104,298)			(104,298)
Transfers to legal reserve			969	(969)			—

Comprehensive income
Net income				329,761			329,761
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					23,132		23,132
Net unrealized gains and losses on securities					536		536
Net gains and losses on derivative instruments					(863)		(863)
Minimum pension liability adjustments					271		271

Total comprehensive income							352,837

Repurchase of treasury stock, net						(289)	(289)

Balance at September 30, 2006 (Unaudited)	¥174,560	¥403,392	¥43,300	¥2,242,783	¥(5,136)	¥(5,699)	¥2,853,200

Balance at December 31, 2004	¥173,864	¥401,773	¥41,200	¥1,699,634	¥(101,312)	¥(5,263)	¥2,209,896

Conversion of convertible debt and other	410	410					820
Capital transaction by consolidated subsidiaries		(80)					(80)
Cash dividends				(64,310)			(64,310)
Transfers to legal reserve			848	(848)			—
Comprehensive income
Net income				275,885			275,885
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					28,570		28,570
Net unrealized gains and losses on securities					(2,825)		(2,825)
Net gains and losses on derivative instruments					(428)		(428)
Minimum pension liability adjustments					819		819

Total comprehensive income							302,021

Repurchase of treasury stock, net						(105)	(105)

Balance at September 30, 2005 (Unaudited)	¥174,274	¥402,103	¥42,048	¥1,910,361	¥(75,176)	¥(5,368)	¥2,448,242

Thousands of U.S. dollars

Balance at December 31, 2005	$1,478,288	$3,417,339	$358,737	$17,104,144	$(239,084)	$(45,847)	$22,073,577

Conversion of convertible debt and other	1,034	1,153					2,187
Capital transaction by consolidated subsidiaries		84					84
Cash dividends				(883,881)			(883,881)
Transfers to legal reserve			8,212	(8,212)			—
Comprehensive income
Net income				2,794,585			2,794,585
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					196,034		196,034
Net unrealized gains and losses on securities					4,542		4,542
Net gains and losses on derivative instruments					(7,314)		(7,314)
Minimum pension liability adjustments					2,297		2,297

Total comprehensive income							2,990,144

Repurchase of treasury stock, net						(2,450)	(2,450)

Balance at September 30, 2006 (Unaudited)	$1,479,322	$3,418,576	$366,949	$19,006,636	$(43,525)	$(48,297)	$24,179,661

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6. CONSOLIDATED STATEMENTS OF CASH FLOWS
Results for the nine months

			Thousands of
	Millions of yen		U.S. dollars
	Nine months	Nine months	Nine months
	ended	ended	ended
	September 30, 2006	September 30, 2005	September 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	¥329,761	¥275,885	$2,794,585
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	187,923	158,620	1,592,568
Loss on disposal of property, plant and equipment	8,619	7,288	73,042
Deferred income taxes	8,531	7,307	72,297
Decrease in trade receivables	49,294	52,001	417,746
Increase in inventories	(57,873)	(27,332)	(490,449)
Decrease in trade payables	(16,387)	(10,438)	(138,873)
Decrease in income taxes	(36,088)	(47,186)	(305,831)
Increase in accrued expenses	6,455	15,044	54,703
Decrease in accrued pension and severance cost	(19,110)	(10,496)	(161,949)
Other, net	(1,371)	(52,030)	(11,619)

Net cash provided by operating activities	459,754	368,663	3,896,220

Cash flows from investing activities:
Purchases of fixed assets	(318,790)	(289,031)	(2,701,610)
Proceeds from sale of fixed assets	12,233	7,469	103,669
Purchases of available-for-sale securities	(7,497)	(1,591)	(63,534)
Proceeds from sale of available-for-sale securities	3,046	11,090	25,814
Acquisitions of subsidiaries, net of cash acquired	(605)	(11,779)	(5,127)
Purchases of other investments	(7,407)	(5,137)	(62,771)
Other, net	(9,257)	650	(78,449)

Net cash used in investing activities	(328,277)	(288,329)	(2,782,008)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	943	964	7,992
Repayments of long-term debt	(4,514)	(9,673)	(38,254)
Increase (decrease) in short-term loans	(692)	1,501	(5,864)
Dividends paid	(104,298)	(64,310)	(883,881)
Other, net	2,695	(3,497)	22,838

Net cash used in financing activities	(105,866)	(75,015)	(897,169)

Effect of exchange rate changes on cash and cash equivalents	(6,076)	10,013	(51,492)

Net increase in cash and cash equivalents	19,535	15,332	165,551
Cash and cash equivalents at beginning of period	1,004,953	887,774	8,516,551

Cash and cash equivalents at end of period	¥1,024,488	¥903,106	$8,682,102

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) NUMBER OF GROUP COMPANIES

	September 30, 2006	December 31, 2005	Change
Subsidiaries	214	200	14
Affiliates	12	13	(1)

Total	226	213	13

CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	21 Companies
Removal:	7 Companies

Affiliates (Carried at Equity Basis)
Removal:	1 Company
(2) SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”
8. OTHER
We have engaged Ernst & Young ShinNihon to perform a review of the consolidated statements of income, the consolidated balance sheets, the consolidated statements of the stockholders’ equity and the consolidated statements of cash flows as of and for the three and nine months ended September 30, 2006. This review engagement was partially performed in accordance with Statement of Auditing Standards No.100, “Interim Financial Information” (“SAS 100”), established by the American Institute of Certified Public Accountants, and the consolidated interim financial information does not include certain disclosures, such as notes to financial statements, compared with that required under U.S. generally accepted accounting principles and by the United States Securities and Exchange Commission.

Canon Inc.
October 26, 2006
CONSOLIDATED FINANCIAL RESULTS FOR
THE THIRD QUARTER ENDED SEPTEMBER 30, 2006
SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S1
2.	SEGMENT INFORMATION BY PRODUCT	S2
3.	OTHER INCOME / DEDUCTIONS	S2
4.	SALES COMPOSITION BY PRODUCT	S3
5.	SALES GROWTH IN LOCAL CURRENCY	S3
6.	P&L SUMMARY (4th Quarter 2006/Projection)	S4
7.	PROFITABILITY	S4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S4
9.	STATEMENTS OF CASH FLOWS	S4
10.	R&D EXPENDITURE	S5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S5
12.	INVENTORIES	S5
13.	DEBT RATIO	S5
14.	OVERSEAS PRODUCTION RATIO	S5
15.	NUMBER OF EMPLOYEES	S5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.
1. SALES BY REGION AND PRODUCT
(Millions of yen)

	2006			2005			Change year over year
		4th quarter	Year
	3rd quarter	(P)	(P)	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year
Japan
Business machines	140,645	176,881	619,300	138,824	169,499	612,832	+1.3%	+4.4%	+1.1%
Office imaging products	87,242	96,703	362,800	87,260	84,885	357,689	-0.0%	+13.9%	+1.4%
Computer peripherals	37,972	62,928	187,700	36,191	64,627	183,727	+4.9%	-2.6%	+2.2%
Business information products	15,431	17,250	68,800	15,373	19,987	71,416	+0.4%	-13.7%	-3.7%
Cameras	34,275	41,151	140,100	33,667	36,220	127,886	+1.8%	+13.6%	+9.6%
Optical and other products	44,331	54,019	178,200	22,829	39,048	115,487	+94.2%	+38.3%	+54.3%

Total	219,251	272,051	937,600	195,320	244,767	856,205	+12.3%	+11.1%	+9.5%

Overseas
Business machines	498,851	573,327	2,057,000	459,361	537,686	1,889,569	+8.6%	+6.6%	+8.9%
Office imaging products	182,741	241,077	830,400	188,077	225,219	795,551	-2.8%	+7.0%	+4.4%
Computer peripherals	307,818	321,219	1,188,900	263,670	302,681	1,061,179	+16.7%	+6.1%	+12.0%
Business information products	8,292	11,031	37,700	7,614	9,786	32,839	+8.9%	+12.7%	+14.8%
Cameras	200,866	296,723	893,200	169,493	260,654	751,300	+18.5%	+13.8%	+18.9%
Optical and other products	69,001	57,675	252,200	54,329	76,741	257,117	+27.0%	-24.8%	-1.9%

Total	768,718	927,725	3,202,400	683,183	875,081	2,897,986	+12.5%	+6.0%	+10.5%

Americas
Business machines	211,464	232,019	857,900	195,487	224,815	795,268	+8.2%	+3.2%	+7.9%
Office imaging products	81,700	102,480	363,900	88,124	99,491	353,384	-7.3%	+3.0%	+3.0%
Computer peripherals	125,150	124,394	474,800	103,341	120,750	425,877	+21.1%	+3.0%	+11.5%
Business information products	4,614	5,145	19,200	4,022	4,574	16,007	+14.7%	+12.5%	+19.9%
Cameras	75,304	128,708	357,500	68,533	115,569	308,667	+9.9%	+11.4%	+15.8%
Optical and other products	13,043	16,289	55,900	10,157	13,263	42,015	+28.4%	+22.8%	+33.0%

Total	299,811	377,016	1,271,300	274,177	353,647	1,145,950	+9.3%	+6.6%	+10.9%

Europe
Business machines	212,212	265,507	909,500	196,343	243,712	838,081	+8.1%	+8.9%	+8.5%
Office imaging products	77,285	112,909	370,900	77,550	103,566	357,188	-0.3%	+9.0%	+3.8%
Computer peripherals	131,983	147,622	523,200	115,947	135,618	466,965	+13.8%	+8.9%	+12.0%
Business information products	2,944	4,976	15,400	2,846	4,528	13,928	+3.4%	+9.9%	+10.6%
Cameras	77,472	119,120	359,600	68,709	106,227	316,769	+12.8%	+12.1%	+13.5%
Optical and other products	8,078	9,868	34,100	5,569	9,032	26,408	+45.1%	+9.3%	+29.1%

Total	297,762	394,495	1,303,200	270,621	358,971	1,181,258	+10.0%	+9.9%	+10.3%

Other areas
Business machines	75,175	75,801	289,600	67,531	69,159	256,220	+11.3%	+9.6%	+13.0%
Office imaging products	23,756	25,688	95,600	22,403	22,162	84,979	+6.0%	+15.9%	+12.5%
Computer peripherals	50,685	49,203	190,900	44,382	46,313	168,337	+14.2%	+6.2%	+13.4%
Business information products	734	910	3,100	746	684	2,904	-1.6%	+33.0%	+6.7%
Cameras	48,090	48,895	176,100	32,251	38,858	125,864	+49.1%	+25.8%	+39.9%
Optical and other products	47,880	31,518	162,200	38,603	54,446	188,694	+24.0%	-42.1%	-14.0%

Total	171,145	156,214	627,900	138,385	162,463	570,778	+23.7%	-3.8%	+10.0%

Total
Business machines	639,496	750,208	2,676,300	598,185	707,185	2,502,401	+6.9%	+6.1%	+6.9%
Office imaging products	269,983	337,780	1,193,200	275,337	310,104	1,153,240	-1.9%	+8.9%	+3.5%
Computer peripherals	345,790	384,147	1,376,600	299,861	367,308	1,244,906	+15.3%	+4.6%	+10.6%
Business information products	23,723	28,281	106,500	22,987	29,773	104,255	+3.2%	-5.0%	+2.2%
Cameras	235,141	337,874	1,033,300	203,160	296,874	879,186	+15.7%	+13.8%	+17.5%
Optical and other products	113,332	111,694	430,400	77,158	115,789	372,604	+46.9%	-3.5%	+15.5%

Total	987,969	1,199,776	4,140,000	878,503	1,119,848	3,754,191	+12.5%	+7.1%	+10.3%

(P)=Projection

-S1-

Canon Inc.
2. SEGMENT INFORMATION BY PRODUCT
(Millions of yen)

	2006			2005			Change year over year
		4th quarter	Year
	3rd quarter	(P)	(P)	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year
Business machines
Unaffiliated customers	639,496	750,208	2,676,300	598,185	707,185	2,502,401	+6.9%	+6.1%	+6.9%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	639,496	750,208	2,676,300	598,185	707,185	2,502,401	+6.9%	+6.1%	+6.9%

Operating profit	139,099	159,336	593,000	132,379	150,196	542,028	+5.1%	+6.1%	+9.4%
% of sales	21.8%	21.2%	22.2%	22.1%	21.2%	21.7%	—	—	—
Cameras
Unaffiliated customers	235,141	337,874	1,033,300	203,160	296,874	879,186	+15.7%	+13.8%	+17.5%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	235,141	337,874	1,033,300	203,160	296,874	879,186	+15.7%	+13.8%	+17.5%

Operating profit	67,390	79,974	256,100	48,795	63,057	173,706	+38.1%	+26.8%	+47.4%
% of sales	28.7%	23.7%	24.8%	24.0%	21.2%	19.8%	—	—	—
Optical and other products
Unaffiliated customers	113,332	111,694	430,400	77,158	115,789	372,604	+46.9%	-3.5%	+15.5%
Intersegment	49,879	45,015	183,600	41,721	44,575	158,114	+19.6%	+1.0%	+16.1%

Total sales	163,211	156,709	614,000	118,879	160,364	530,718	+37.3%	-2.3%	+15.7%

Operating profit	14,359	9,846	47,400	9,228	8,553	38,820	+55.6%	+15.1%	+22.1%
% of sales	8.8%	6.3%	7.7%	7.8%	5.3%	7.3%	—	—	—
Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—
Intersegment	-49,879	-45,015	-183,600	-41,721	-44,575	-158,114	—	—	—

Total sales	-49,879	-45,015	-183,600	-41,721	-44,575	-158,114	—	—	—

Operating profit	-48,162	-69,319	-205,500	-46,837	-52,517	-171,511	—	—	—
Consolidated
Unaffiliated customers	987,969	1,199,776	4,140,000	878,503	1,119,848	3,754,191	+12.5%	+7.1%	+10.3%
Intersegment	—	—	—	—	—	—	—	—	—

Total sales	987,969	1,199,776	4,140,000	878,503	1,119,848	3,754,191	+12.5%	+7.1%	+10.3%

Operating profit	172,686	179,837	691,000	143,565	169,289	583,043	+20.3%	+6.2%	+18.5%
% of sales	17.5%	15.0%	16.7%	16.3%	15.1%	15.5%	—	—	—
(P)=Projection
3. OTHER INCOME / DEDUCTIONS
(Millions of yen)

	2006			2005			Change year over year
		4th quarter	Year
	3rd quarter	(P)	(P)	3rd quarter	4th quarter	Year	3rd quarter	4th quarter	Year
Interest and dividend, net	6,739	5,943	23,200	3,204	4,108	12,511	+3,535	+1,835	+10,689
Forex gain / loss	-2,428	-9,033	-26,100	-550	-2,262	-3,710	-1,878	-6,771	-22,390
Equity earnings / loss of affiliated companies	715	91	2,900	-589	174	1,646	+1,304	-83	+1,254
Other, net	2,614	1,791	9,000	9,682	1,650	18,514	-7,068	+141	-9,514

Total	7,640	-1,208	9,000	11,747	3,670	28,961	-4,107	-4,878	-19,961

(P)=Projection

-S2-

4. SALES COMPOSITION BY PRODUCT

	2006			2005
		4th quarter	Year
	3rd quarter	(P)	(P)	3rd quarter	4th quarter	Year
Office imaging products
Monochrome copying machines	52%	49%	52%	56%	55%	56%
Color copying machines	30%	34%	31%	29%	29%	28%
Others	18%	17%	17%	15%	16%	16%
Computer peripherals
Laser beam printers	76%	67%	73%	75%	67%	71%
Inkjet printers	23%	32%	26%	24%	32%	27%
(includes inkjet MFPs)
Others	1%	1%	1%	1%	1%	2%
Business information products
Personal computers	65%	64%	65%	67%	69%	69%
Others	35%	36%	35%	33%	31%	31%
Cameras
Film cameras / Lenses	16%	15%	16%	18%	17%	17%
Digital cameras	74%	75%	74%	70%	72%	72%
Video cameras	10%	10%	10%	12%	11%	11%
Optical and other products
Semiconductor production equipment	52%	50%	51%	62%	58%	64%
Others	48%	50%	49%	38%	42%	36%
(P)=Projection
5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

2006
		4th quarter	Year
	3rd quarter	(P)	(P)
Business machines
Japan	+1.3%	+4.4%	+1.1%
Overseas	+2.6%	+5.8%	+3.6%

Total	+2.3%	+5.4%	+3.0%

Cameras
Japan	+1.8%	+13.6%	+9.6%
Overseas	+11.7%	+12.5%	+13.6%

Total	+10.1%	+12.6%	+13.0%

Optical and other products
Japan	+94.2%	+38.3%	+54.3%
Overseas	+23.3%	-25.4%	-4.7%

Total	+44.3%	-3.9%	+13.6%

Total
Japan	+12.3%	+11.1%	+9.5%
Overseas	+6.5%	+5.0%	+5.5%
Americas	+4.6%	+8.8%	+6.3%
Europe	+1.7%	+4.9%	+4.3%
Other areas	+19.7%	-2.9%	+6.4%

Total	+7.8%	+6.4%	+6.4%

(P)=Projection

-S3-

Canon Inc.
6. P&L SUMMARY (4th Quarter 2006/Projection)
(Millions of yen)

	2006	2005	Change year
	4th quarter(P)	4th quarter	over year
Net sales	1,199,776	1,119,848	+7.1%
Operating profit	179,837	169,289	+6.2%
Income before income taxes and minority interests	178,629	172,959	+3.3%
Net income	110,239	108,211	+1.9%
(P)=Projection
7. PROFITABILITY

	2006		2005
	1st-3rd quarter	Year(P)	1st-3rd quarter	Year
ROE	16.1%	15.8%	15.8%	16.0%
ROA	10.6%	10.3%	10.0%	10.1%
(P)=Projection
8. IMPACT OF FOREIGN EXCHANGE RATES
(1)	Exchange rates
(Yen)

	2006			2005
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Yen/US$	116.29	115.00	115.61	111.23	117.39	110.58
Yen/Euro	148.19	148.00	145.35	135.73	139.46	137.04
(P)=Projection
(2)	Impact of foreign exchange rates on sales (Year over year)
(Billions of yen)

2006
	3rd quarter	4th quarter(P)	Year(P)
US$	+16.3	-10.1	+59.0
Euro	+18.4	+18.1	+57.7
Other currencies	+1.4	+0.5	+4.5

Total	+36.1	+8.5	+121.2

(P)=Projection
(3)	Impact of foreign exchange rates per yen
(Billions of yen)

2006
4th quarter(P)
On sales
US$	4.2
Euro	2.2
On operating profit
US$	2.4
Euro	1.7
(P)=Projection
9. STATEMENTS OF CASH FLOWS
(Millions of yen)

	2006		2005
	3rd quarter	Year(P)	3rd quarter	Year
Net cash provided by operating activities
Net income	115,587	440,000	100,617	384,096
Depreciation and amortization	79,768	245,000	60,064	225,941
Other, net	-59,479	5,000	-49,979	-4,359

Total	135,876	690,000	110,702	605,678

Net cash used in investing activities	-117,980	-430,000	-107,273	-401,141
Free cash flow	17,896	260,000	3,429	204,537
Net cash used in financing activities	-48,034	-105,400	-36,606	-93,939
Effect of exchange rate changes on cash and cash equivalents	-537	-5,200	362	6,581
Net change in cash and cash equivalents	-30,675	149,400	-32,815	117,179
Cash and cash equivalents at end of period	1,024,488	1,154,400	903,106	1,004,953
(P)=Projection

-S4-

Canon Inc.
10. R&D EXPENDITURE
(Millions of yen)

	2006			2005
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Business machines	23,869	—	—	25,359	34,136	117,219
Cameras	10,487	—	—	9,932	10,855	39,746
Optical and other products	36,336	—	—	29,723	40,085	129,511

Total	70,692	96,781	314,000	65,014	85,076	286,476

% of sales	7.2%	8.1%	7.6%	7.4%	7.6%	7.6%
(P)=Projection
11. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION
(Millions of yen)

	2006			2005
	3rd quarter	4th quarter(P)	Year(P)	3rd quarter	4th quarter	Year
Capital expenditure	120,256	131,448	405,000	109,044	97,470	383,784
Depreciation and amortization	79,768	57,077	245,000	60,064	67,321	225,941
(P)=Projection
12. INVENTORIES
(1)	Inventories
(Millions of yen)

	2006	2005
	Sep.30	Dec.31	Difference
Business machines	313,717	267,121	+46,596
Cameras	111,394	88,831	+22,563
Optical and other products	155,527	154,243	+1,284

Total	580,638	510,195	+70,443

(2)	Inventories/Sales*
(Days)

	2006	2005
	Sep.30	Dec.31	Difference
Business machines	44	37	+7
Cameras	40	32	+8
Optical and other products	130	146	-16

Total	53	47	+6

*Index based on the previous six months sales.
13. DEBT RATIO

	2006	2005
	Sep.30	Dec.31	Difference
Total debt / Total assets	0.7%	0.8%	-0.1%
14. OVERSEAS PRODUCTION RATIO

	2006	2005
	1st-3rd quarter	Year
Overseas production ratio	40%	40%
15. NUMBER OF EMPLOYEES

	2006	2005
	Sep.30	Dec.31	Difference
Japan	50,443	48,637	+1,806
Overseas	72,814	66,946	+5,868
Total	123,257	115,583	+7,674

-S5-